

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

April 3, 2017

Dr. Horst G. Zerbe
Chairman, President and Chief Executive Officer
IntelGenx Technologies Corp.
6420 Abrams
Ville St-Laurent, Quebec H4S 1Y2

> **Re: IntelGenx Technologies Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 16, 2017**
> **File No. 000-31187**

Dear Dr. Zerbe:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Joseph McCann for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Richard Raymer, Esq.
Dorsey & Whitney LLP